AFL-CIO HIT | HOUSING INVESTMENT TRUST

**NEWS** HIT Finances Redevelopment of Curtis Apartments in Worcester, MA READ MORE

# Union Capital @ Work



COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

| $6.9B | $11.1B | 130,339 | 209.4M |
|---|---|---|---|
| NET ASSETS | FINANCED | UNITS BUILT | HOURS CREATED |